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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------


                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                              WILLIAMS-SONOMA, INC.
                              ---------------------
             (Exact name of registrant as specified in its charter)



             CALIFORNIA                                  94-2203880
(State of incorporation or organization)  (I.R.S. Employer Identification No.)


              3250 VAN NESS AVENUE, SAN FRANCISCO, CALIFORNIA 94109
               (Address of principal executive offices) (Zip code)


Securities to be registered pursuant to Section 12(b) of the Act:


Title of each class                        Name of each exchange on which
to be so registered                        each class is to be registered
-------------------                        ------------------------------


Common Stock, par value $.01               New York Stock Exchange

If this form relates to the                If this form relates to the
registration of a class of                 registration of a class of
securities pursuant to Section             securities pursuant to Section
12(b) of the Exchange Act and              12(g) of the Exchange Act and
is effective pursuant to                   is effective pursuant to
General Instruction A.(c),                 General Instruction A.(d),
check the following box. [X]               check the following box. [ ]


Securities Act registration statement file number to which
this form relates:                                                   N/A
                                                               ---------------
                                                               (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:  None


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ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

          The capital stock of Williams-Sonoma, Inc., a California corporation (the "Company" or "Registrant"), to be registered on the New York Stock Exchange is the Company's common stock, par value $.01 per share ("Common Stock").

          The Company is authorized to issue up to 126,562,500 shares of Common Stock, and 7,500,000 shares of preferred stock, par value $.01 per share ("Preferred Stock").

COMMON STOCK

          Each holder of Common Stock is entitled to one vote for each share held of record on each matter submitted to a vote of shareholders, and upon giving the notice required by law, may cumulate votes in the election of directors. Subject to contractual restrictions on dividends and to preferences which may be granted to holders of Preferred Stock, each holder of Common Stock is entitled to share ratably in distributions to shareholders and to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, each holder of Common Stock is entitled to share ratably in all assets remaining after payments of liabilities and the liquidation preference of outstanding Preferred Stock, if any. Holders of Common Stock have no conversion, preemptive rights or other rights to subscribe for additional shares of Common Stock, and there are no redemption rights or sinking fund provisions with respect to the Common Stock. The outstanding shares of Common Stock are, and the shares issuable upon conversion will be, when issued upon conversion, validly issued, fully paid and nonassessable.

PREFERRED STOCK

          The Board of Directors, without further action by the holders of Common Stock and subject to any limitations prescribed by law, may issue shares of Preferred Stock in one or more series and may fix or alter the rights, preferences, privileges and restrictions, including voting rights, redemption provisions (including sinking fund provisions), dividend rights, dividend rates, liquidation preferences and conversion rights, and the description and number of shares constituting wholly unissued shares of Preferred Stock. The Board of Directors, without further shareholder approval but subject to any limitations prescribed by law, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. No shares of Preferred Stock presently are outstanding, and the Company currently has no plans to issue shares of Preferred Stock. The issuance of shares of Preferred Stock under certain circumstances could have the effect of delaying or preventing a change of control or other corporate action.



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CERTAIN CHARTER PROVISIONS

          The Company's Restated Articles of Incorporation authorize the issuance of preferred stock with designations, rights and preferences determined from time to time by the Board of Directors, without further action by the shareholders. These provisions could have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company.

          The Company's Restated Articles of Incorporation require that any merger, consolidation, dissolution or sale of all or substantially all the assets of the Company must be approved by the affirmative vote of two-thirds of the outstanding shares of capital stock entitled to vote thereon. The requirement of a super-majority vote to approve certain corporate transactions could enable a minority of the Company's shareholders to exercise veto powers over such transactions.

          The Company has also included in its Restated Articles of Incorporation provisions to eliminate the personal liability of its directors to the Company or its stockholders for monetary damages to the fullest extent permitted under California law. The Restated Articles of Incorporation also authorize the Company to provide indemnification of its directors, officers and other agents for breaches of duty to the Company or its stockholders through bylaw provisions or agreements in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject to the limits on such excess indemnification set forth in Section 204 of the California Corporations Code. The Company's Amended and Restated Bylaws grant the Company the power to indemnify, advance expenses to, and purchase and maintain insurance for its directors and officers to the fullest extent permitted under California law. The Company does not have any indemnification agreements with any of its directors or officers.

TRANSFER AGENT

          The transfer agent for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

ITEM 2.   EXHIBITS.

          N/A




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                                    SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                            WILLIAMS-SONOMA, INC.



Date:  April 21, 1998                       /s/ Dennis A. Chantland
                                            ----------------------------------
                                            Dennis A. Chantland
                                            Executive Vice President
                                            (principal financial officer)










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